Two World Financial Center
New York, NY 10281-1008
212.768.6700
212.768.6800 fax
www.sonnenschein.com
Stephen S. Kudenholdt
(212) 768-6847
skudenholdt@sonnenschein.com

June 17, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Credit Suisse First Boston Mortgage Securities Corp.
Registration Statement on Form S-3
Filed March 9, 2009
File No. 333-157784-02

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Securities Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned Amendment No. 1 to Registration Statement on Form S-3/A.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrants dated April 3, 2009.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment

1.
We note that there are three depositors.  Please provide us with an analysis of how the liability provisions of the securities laws will apply to each takedown.  Please discuss, for example, whether all three depositors will be liable for each takedown, or whether only the depositor for that specific takedown will be liable.  Also, please tell us whether all three depositors will sign periodic reports, or only the depositor for that specific takedown.  We may have further comment upon receiving your response.

Brussels	Chicago	Dallas	Kansas City	Los Angeles	New York	Phoenix	St. Louis

San Francisco	Short Hills, N.J.	Silicon Valley	Washington, D.C.	Zurich

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 2

Response

We have revised the Registration Statement to reflect that Credit Suisse First Boston Mortgage Securities Corp. will be the only Registrant and the only depositor for this Registration Statement.

Comment

2.
Please confirm that all depositors or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositors have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositors that have offered a class of asset-backed securities involving the same asset class as this offering.

Response

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class have been current and timely with Exchange Act reporting during the period March 1, 2008 through March 9, 2009.

The following is a list of CIK numbers for issuing entities established by the depositor or its affiliates that have offered a class of asset-backed securities involving the same asset class during the twelve months preceding the filing of the Registration Statement:

0001440463
0001426920

Comment

3.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus.  All finalized agreements should be filed no later than two business days from the closed date of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file the material agreements within two business days of each takedown.

Response

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus.  We will file all finalized agreements that are required to be filed with the Securities and Exchange Commission no later than two business days after the closing date of each takedown.

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 3

Comment

4.	Furthermore, we note that on page 83 of the base prospectus that you will file a copy of credit enhancement agreements within 15 days of issuance. Please revise.

Response

We have revised the related disclosure to indicate that a copy of the credit enhancement agreements will be filed with the Securities and Exchange Commission within two business days after issuance of the related series.

Comment

5.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Comment

6.
Please confirm in each prospectus supplement that delinquent assets in each of your series will be limited to less than 20% of the asset pool.  We note your disclosure in the base on page 54 that in most cases no mortgage loan may be included that is more than 30 days delinquent.  However, your prospectus supplements suggest delinquent loans may be included in the pool.  Please revise as appropriate.

Comment

We confirm that delinquent assets in each series will be limited to less than 20% of the asset pool.  We have revised the related disclosure in the base prospectus to indicate that if delinquent mortgage loans are included in a mortgage pool, those delinquent mortgage loans will constitute less than 20% of the related mortgage pool.

Prospectus Supplements

General

Comment

7.
We note the language in which you suggest that if information in the prospectus supplement differs from that in the base prospectus, investors should rely on the information in the prospectus supplement.  The disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it.  Please revise all prospectus supplements accordingly.

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 4

Response

We have removed the related disclosure from each of the prospectus supplements.

Comment

8.
As a follow up to comment 6 above, please revise each prospectus supplement to provide the delinquency disclosure in a table instead of narrative form.  Refer to Items 1111(c) and 1100(b) of Regulation AB.

Response

We have included tables showing historical delinquency and current delinquency of the assets in each of the prospectus supplements.

Comment

9.
We note on page 61 of the base that certain mortgage loans have been originated under “alternative,” “reduced,” “stated income/stated asset” and “no income/no asset” programs.  Please disclose, in the summary section of each prospectus supplement, the number and percentage of such loans in the mortgage pool.

Response

We have included the related disclosure in the summary section of each prospectus supplement.

Comment

10.
Please also confirm that the underwriting standards and criteria set forth in each prospectus supplement conform to those set forth in the base prospectus.  If that is not the case, please disclose, in each prospectus supplement, how the underwriting standards and criteria differ from those set forth in the base prospectus.

Response

We have clarified the disclosure in each prospectus supplement to contemplate that either the underwriting standards described in the base prospectus will apply or, if not, the relevant underwriting standards will be described in the prospectus supplement.  In addition, we have clarified the disclosure in the base prospectus to indicate that the underwriting standards of a particular pool of assets, if different from the underwriting standards described in the base prospectus, will be described in the related prospectus supplement.

Comment

11.	Please revise to indicate that you will disclose the overcollateralization percentage in the summary section of each of your prospectus supplements, if applicable.

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 5

Response

We have included the related disclosure in the summary section of each prospectus supplement for which overcollateralization is a form of credit enhancement.

Comment

12.
Please provide, in each of your prospectus supplements if applicable, bracketed disclosure of the significance percentage with respect to derivatives.  Please also provide bracketed disclosure regarding financial information if the aggregate significance percentage is 10% or more.  Please refer to Item 1115(a)(4) and Item 1115(b) of Regulation AB.

Response

Version 1 of the form of prospectus supplement is the only form that contemplates the inclusion of a derivative and the existing disclosure about that derivative includes disclosure of the significance percentage.  In this version we have included bracketed disclosure regarding financial information of the derivative provider if the aggregate significance percentage is 10% or more.

Prospectus Supplement - Version 2

Financial Guaranty Insurance Policy, page 55

Comment

13.
Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Response

We have included bracketed language to clarify that we will provide the financial information required by Item 1114(b) of Regulation AB if the aggregate significance percentage is 10% or more.

Comment

14.	Please remove the language on page 59 of your prospectus regarding the accuracy and completeness of information provided by the financial guaranty insurer.

Response

We have removed the related disclosure.

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 6

Prospectus Supplement - Version 3

General

Comment

15.	Please provide an itemized table of fees and expenses to be paid out of the cash flow from the pool assets.

Response

We have included an itemized table of fees and expenses to be paid out of the cash flow from the pool assets.

Summary

Comment

16.	Please disclose the expected final and final scheduled maturity or principal distribution dates of the certificates. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Response

We have included the relevant disclosure in the summary section of the prospectus supplement.

Prospectus Supplement - Version 4

Summary

Comment

17.	Please disclose the expected final and final scheduled maturity or principal distribution dates of the notes. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Response

We have included the relevant disclosure in the summary section of the prospectus supplement.

Base Prospectus

Risk Factors

Recent developments in the residential mortgage market, page 9

Comment

18.
We note your risk factor discussion includes several different types of risks under one subheading.  Please revise to divide the various risks and discuss under separate risk factor headings.  For instance, the subheading refers to recent developments in the market, however, you discuss that option ARMs may be included in the pool.  Furthermore, you discuss the risks related to laws that may affect servicing, interest rate risk, insurer risk, etc., all under this same risk factor.  Please revise so that investors can better understand the various types of risks associated with this transaction.

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 7

Response

We have revised the related risk factor to include more subheadings that highlight the different risks included in the risk factor.

The Trust Funds, page 46

Comment

19.	We note that some of the assets may be held outside of the trust. Please revise to clarify which type of assets and why they would be held outside of the trust.

Response

We have removed the related disclosure.

The Depositor, page 146

Comment

20.
Please revise to describe your securitization program including how long you have been engaged in securitizing assets.  Include, to the extent material, information regarding the size, composition and growth of each depositor’s portfolio of assets of the type to be securitized and whether any prior securitization organized by the depositor have defaulted or experienced an early amortization or triggering event.  Refer to Items 1105 and 1104(c) of Regulation AB.

Response

We have revised the related disclosure to indicate how long the depositor has been engaged in securitizing assets and include a table displaying the size, composition and growth of the depositor’s portfolio of assets of the type to be securitized.  In addition we have included disclosure that with respect to some of the securitizations organized by the depositor, (i) a “step-down” trigger has occurred with respect to the loss and delinquency experience of the mortgage loans included in those securitizations, resulting in a sequential payment of principal to the related certificates, from the certificate with the highest credit rating to the one with the lowest rating and/or (ii) certain servicer events of default have occurred as a result of certain servicers experiencing serious financial difficulties or going out of business.  We added similar disclosure as to the sponsor in each of the forms of prospectus supplement.

Credit Suisse First Boston Mortgage Securities Corp.
June 17, 2010	Page 8

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt

Copy with enclosures to:

Chanda DeLong
Rolaine Bancroft
Division of Corporation Finance